PMU News Release #07-03 TSX, AMEX Symbol PMU March 13, 2007

PACIFIC RIM ANNOUNCES FISCAL 2007 THIRD QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the third quarterly period of fiscal 2007 (“Q3 2007”) (the three months ended January 31, 2007). Complete financial statements are included in the Company’s Fiscal 2007 Third Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a socially- and environmentally-model, low cost, intermediate level gold producer.

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2007 (Q3 2007)	Three Months ended January 31, 2006 (Q3 2006)	Nine Months ended January 31, 2007	Nine Months ended January 31, 2006
Revenue	$1,044	$2,649	$5,249	$6,079
Operating Costs	$539	$1,252	$3,229	$3,252
Exploration expenditures	$2,374	$1,690	$7,007	$4,247
Net (loss) before unusual item	$(2,884)	$(607)	$(7,272)	$(2,230)
Net income (loss) for the period	$(2,974)	$(624)	$(6,375)	$1,103
Income (Loss) per share - basic and diluted	$(0.03)	$(0.01)	$(0.06)	$0.01
Cash Flow provided by (used for) operating activities	$(3,214)	$(933)	$(5,903)	$215
Net increase (decrease) in cash	$(410)	$(921)	$(807)	$546
Common shares outstanding (average)	106,883,497	81,405,284	106,519,077	81,121,331
Fully diluted shares (average)	112,430,252	86,631,784	112,096,267	86,347,831

	January 31, 2007		April 30, 2006
Cash and cash equivalents	$950		$1,757
Total assets	$20,510		$24,909
Total liabilities	$3,346		$2,874
Working Capital	$10,578		$16,329

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Q3 2007 Technical and Corporate Developments

El Dorado Gold Project, El Salvador
During Q3 2007, Pacific Rim continued its exploration drilling program at the El Dorado project in El Salvador. The Company’s recent return to exploration drilling has resulted in the discovery of a number of new gold mineralized areas in the vicinity of the main Minita resource and reserve area: the Deep Minita zone between the Minita and South Minita deposits, the Los Jobos vein to the northeast of the Minita deposit, and most recently, the Balsamo gold zone 500 meters east of the South Minita deposit.

The Balsamo discovery has quickly evolved into an exciting and potentially significant new gold zone, owing to its high grade, wide vein widths, growing dimension and proximity to planned infrastructure. The target has been intersected to date over a strike length of approximately 250 meters and over a vertical dimension of roughly 150 meters, and remains open in all directions.

Balsamo has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economics. The Company has therefore temporarily deferred its El Dorado feasibility study in order to realize the economic benefit of the Balsamo deposit. A timeframe for completion of the feasibility study can not be accurately estimated at this time however the delay of the feasibility study is unlikely to impact the development timeline of the proposed El Dorado operation.

Santa Rita Gold Project, El Salvador
On November 9, 2006, the Company commenced a Phase 1 drill program at its 100% owned Santa Rita gold project in El Salvador. On December 13, 2006 the Company temporarily suspended the Santa Rita drill program after protests, staged on the Santa Rita property by several local Non-Governmental Organizations (“NGOs”) using agitators primarily from outside the local communities, took on a more violent tone.

An initial meeting with the NGOs in December 2006, mediated by Procuraduría de Derechos Humanos (“Procuraduría”), a well-respected El Salvadoran human rights organization, was an opportunity for both the NGOs and the Company to present their positions. It was at this meeting that the Company voluntarily committed to temporarily suspend its Phase 1 drilling program at Santa Rita as sign of goodwill aimed at resolving the concerns of the NGOs through open and productive dialogue. A second meeting between the Company, local community representatives, and the NGOs originally scheduled for mid-February 2007 in the local city of Sensuntepeque is being rescheduled and moved to San Salvador. The Company will continue to postpone exploration work at Santa Rita while meaningful discussions with the NGOs carry on.

Results of Operations

For the three month period ended January 31, 2007, Pacific Rim recorded a net loss of $(3.0) million or $(0.03) per share, compared to a net loss of $(0.6) million or $(0.01) per share for the three month period ended January 31, 2006. This increased loss, despite lower mine operating costs at the Company’s Denton-Rawhide residual leach gold operation in the current quarter ($0.5 million for Q3 2007 compared to $1.3 million for Q3 2006) is primarily a result of decreased sales revenues ($1.0 million for Q3 2007 compared to $2.6 million for Q3 2006) that are a result of an increase in bullion inventory on hand ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006) combined with increased exploration expenditures ($2.4 million for Q3 2007 compared to $1.7 million for Q3 2006) and increased general and administrative expenses ($0.6 million for Q3 2007 compared to $0.4 million for Q3 2006) quarter over quarter.

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For the nine months ended January 31, 2007, net loss was $(6.4) million or $(0.06) per share compared to a net income $1.1 million or $0.01 per share for the nine months ended January 31, 2006. Revenues from the sale of gold and silver were $0.9 million lower during the current nine-month period ($5.2 million for the first nine months of fiscal 2007 compared to $6.1 million for the same period the year earlier), despite a higher realized gold price period over period, due to a significantly lower volume of gold sales. Operating costs were virtually unchanged period over period ($3.2 million for the first nine months of fiscal 2007 compared to $3.3 million for the first nine months of fiscal 2006), which, when combined with the lower revenues in the current nine month period, resulted in a $0.8 million decrease in mine operating income ($2.0 million for the nine month period ended January 31, 2007 compared to $2.8 million for the same period a year earlier. Expenses for the first nine months of fiscal 2007 were substantially higher than the same period a year earlier ($9.3 million and $5.0 million, respectively) due to increased exploration expenditures ($7.0 million for the current nine month period compared to $4.2 million for the same period a year earlier), increased general and administrative expenses ($2.2 million for the first nine months of fiscal 2007 compared to $1.0 million for the same period a year earlier, offset by increased interest income in the first nine months of fiscal 2007 compared to the same period a year earlier ($0.5 million and $0.1 million respectively). A $1.0 million recovery of investment in the Andacollo mine during the first nine months of fiscal 2007 (compared to $3.3 million in the comparable period a year earlier) combined with the $0.8 million decrease in mine operating income and $4.2 million increase in expenses period over period, led to a $7.5 million decrease in income period over period from a net income of $1.1 million for the nine months ended January 31, 2006 to a net loss of $(6.4) million for the nine months ended January 31, 2007.

Revenue
Revenue, derived entirely from the sale of gold and silver from the Denton-Rawhide mine, was $1.0 million in Q3 2007, compared to $2.6 million in Q3 2006. Revenue for the third quarter of fiscal 2007 was lower than the same period of fiscal 2006, despite an improvement in the realized gold price ($631 per ounce for Q3 2007 compared to $521 per ounce for Q3 2006) due to a decrease in gold sales during the quarter relative to the same period a year earlier (1,000 ounces of gold sold during Q3 2007 compared to 4,400 ounces of gold sold during Q3 2006). The decrease in gold sales for the current quarter is the result of differences in the timing of gold sales as reflected in the increase in bullion inventory on hand at end of the current quarter ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006).

Mine operating expenses were $0.5 million in Q3 2007 compared to $1.3 million in the same period a year earlier. This decrease is directly attributable to the lower gold sales recorded for the current quarter as described above. The net result of the decrease in both revenue and mine operating expenses was a $0.9 million decrease in mine operating income for the current quarter ($0.5 million for Q3 2007 compared to $1.4 million for Q3 2006).

Expenses
Net non-operating expenses increased during Q3 2007 to $3.4 million from $2.0 million during Q3 2006. Exploration expenditures of $2.4 million in Q3 2007 included costs related to the El Dorado feasibility study which was ongoing during the quarter, for which no similar costs occurred during Q3 2006 and reflect increases in personnel, equipment and consultant fees due to an overall increase in exploration activity. General and administrative expenses increased quarter over quarter, from $0.4 million during Q3 2006 to $0.6 million for Q3 2007 due to the hiring of new management and staff positions and the overall increase in corporate and exploration activities. The increase in exploration and general and administrative expenses led to the $1.4 million increase in expenses quarter over quarter.

Liquidity and Capital Resources

Liquidity
During Q3 2007, Pacific Rim’s cash and cash equivalents decreased by $ 0.4 million, from $1.4 million at October 31, 2006 to $1.0 million at January 31, 2007. At January 31, 2007, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $9.2 million and $1.4 million respectively,

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compared to $12.4 million and $0.5 million respectively at October 31, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During the first nine months of fiscal 2007, the Company’s cash and cash equivalents decreased by $0.8 million from $1.8 million at April 30, 2006 to $1.0 million at January 31, 2007. At the end of Q3 2007, temporary investments and bullion were $9.2 million and $1.4 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006.

During Q3 2007 the Company received cash inflows of $2.7 million from the redemption of temporary investments and $0.2 million from the issue of shares pursuant to the exercise of warrants. Outlays of cash during Q3 2007 included $2.3 million in direct exploration expenditures, $0.6 million in direct general and administrative expenses and $0.3 million advanced on an option payment to acquire a parcel of land. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q3 2007 of $0.4 million.

Cash Flow Provided by (Used For) Operating Activities
Cash flow used for operating activities was $(3.2) million in Q3 2007 compared to $(0.9) million in Q3 2006. The $2.3 million increase in cash flow used for operating activities is primarily due to the increase in net loss quarter over quarter from $(0.6) million during Q3 2006 to $(3.0) million during Q3 2007.

For the first nine months of fiscal 2007, cash flow provided by (used for) operating activities decreased by $6.1 million, from $0.2 million for the nine month period ended January 31, 2006 to $(5.9) million for the nine month period ended January 31, 2007. The difference is attributable primarily to a $7.5 million decrease in net income and a $0.6 million increase in stock-based compensation period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $2.6 million for Q3 2007 compared to a negligible amount used for investing activities in Q3 2006. The increase in cash flow provided by investing activities in Q3 2007 compared to Q2 2006 reflects a $3.2 million drawdown of the Company’s temporary investments (comprised of $2.7 million in redemptions and $0.5 million in related foreign exchange impact) made during the current quarter compared to nil for the same period a year earlier and an advance payment of $0.3 million relating to an option to acquire a parcel of land compared to nil for the same period a year earlier , offset by a $0.3 million purchase of property, plant and equipment during the three months ended January 31, 2007 compared to a negligible amount for the same period a year earlier.

Cash flow provided by investing activities increased by $4.6 million, from a negligible amount for the nine months ended January 31, 2006 to $4.6 million for the nine months ended January 31, 2007. The difference is a result of $5.4 in redemptions from the Company’s temporary investments less $0.5 million in the purchase of property, plant and equipment made during the first nine months of fiscal 2007 compared to nil or negligible amounts for these items during the first nine months of fiscal 2006.

Cash Flow Provided by (Used For) Financing Activities
During Q3 2007, the Company received $0.2 million in cash flow from financing activities compared to a negligible amount for Q3 2006. The Q3 2007 financing cash flow is related to the issuance of 233,438 shares upon the exercise of warrants related to the Company’s March 2006 equity financing (at an average price of CDN$0.84 per share).

Cash flow provided by financing activities was $0.5 million for the nine months ended January 31, 2007 and $0.3 million for the nine months ended January 31, 2006. Financing cash flow during the current nine month period related to the exercise of warrants as described above plus 959,000 common shares upon the exercise of stock options (at an average price of CDN$0.29 per share) while financing cash flow for the same period a year earlier

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was from the issuance of 783,766 shares upon the exercise of stock options (at an average price of CDN$0.53 per share).

Working Capital
At January 31, 2007 the book value of Pacific Rim’s current assets stood at $12.1 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents ($1.0 million at January 31, 2007 compared to $1.8 million at April 30, 2006) and temporary investments ($9.2 million at January 31, 2007 compared to $14.6 million at April 30, 2006), marginally offset by increases in bullion ($1.4 million at January 31, 2007 compared to $0.5 million at April 30, 2006). The Company’s total assets at January 31, 2007 were $20.5 million compared to $24.9 million at April 30, 2006, with property, plant and equipment valued at $4.8 million at January 31, 2007 compared to $4.3 million at April 30, 2006, an advance on option payment of $0.3 million at January 31, 2007 with no comparable balance at April 30, 2006 and closure fund balances essentially unchanged. At January 31, 2007 Pacific Rim had current liabilities of $1.5 million, compared to $1.0 million at April 30, 2006 (the difference due to an increase in accounts payable from $0.9 million at April 30, 2006 to $1.4 million at January 31, 2007). Currently, Pacific Rim has no debt.

The $5.2 million decrease in current assets combined with the $0.5 million increase in current liabilities, resulted in a $5.7 million reduction in working capital from $16.3 million at April 30, 2006 to $10.6 million at January 31, 2007.

Pacific Rim only forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for general and administrative and exploration expenses. The Company believes it has sufficient working capital in place to adequately cover its planned expenditures through the remainder of fiscal 2007 and beyond. If and when the Company commences development activities at El Dorado, including construction of an access / haulage ramp, additional financing will be required.

Pacific Rim, received $1.0 million during the first nine months of fiscal 2007 in recovery of investment in the Andacollo mine, compared to $3.3 million in receipts from the same source during the same period a year earlier. Future payments related to the sale of the Andacollo mine are secured by a promissory note in the amount of $1.4 million (payable by September 20, 2007); which amounts will be conservatively recorded as received. See Note 13 to the Consolidated Financial Statements for additional information.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2007 was 3,158 ounces of gold and 27,742 ounces of silver at a total cash production cost of $278 per ounce of gold produced (calculated as per industry standards and net of silver credits). Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 3,892 ounces of gold and 31,800 ounces of silver at a total cash production cost of $279 per ounce of gold produced. Cash production costs for the third quarter of fiscal 2007 have remained relatively unchanged on a per ounce basis compared to the same quarter a year earlier. Mine operating expenditures decreased quarter over quarter due the decrease in gold sales revenues for the current quarter ($1.0 million for Q3 2007 compared to $2.6 million for Q3 2006) and the related impact of the increase in bullion inventory on hand ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006).

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For the nine months ended January 31, 2007, Pacific Rim’s share of production from Denton-Rawhide was 9,183 ounces of gold and 84,262 ounces of silver at a total cash production cost of $354 per ounce, compared to 11,855 ounces of gold and 106,232 ounces of silver at a total cash production cost of $221 per ounce for the nine months ended January 31, 2006. Mine operating costs during the nine months ended January 31, 2007 were virtually unchanged from the same period a year earlier, which, when combined with the decrease in production period over period, led to the increase in unit production costs period over period.

The gold price closed at $614.10 per ounce on November 1, 2006 (the first trading day in Q3 2007) and $650.50 per ounce on January 31, 2007 (the last trading day in Q3 2007), and traded within a price range of $608.30 to $651.75 within the three-month period of November 1, 2006 to January 31, 2007.

Gold production from Denton-Rawhide during the third quarter of fiscal 2007 was approximately 19% lower than in the same quarterly period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The Denton-Rawhide operators have initiated a number of programs to maximize the recovery of gold from the heap leach pile, which resulted in a slight improvement in gold production during Q3 2007 compared to Q2 2007 and Q1 2007 (3,158 ounces of gold during Q3 2007 compared to 3,048 ounces of gold during Q2 2007 and 2,977 ounces of gold during Q1 2007), and may result in future short term production improvements. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2007 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador and on corporate overheads. The Company has returned the focus of its El Dorado drill program to the testing of exploration targets, following the completion of the South Minita delineation drill program during Q1 2007. A number of new zones of gold mineralization have been discovered as a result of this renewed exploration initiative at El Dorado, and these zones, particularly the Balsamo target, will continue to be tested for continuity and dimension during the coming fiscal quarter.

Because of the potential impact the expanding high grade Balsamo deposit may have on the economic landscape of the El Dorado project, the Company has opted to temporarily defer completion of its El Dorado feasibility study. The Balsamo discovery will be aggressively drilled in the coming months with the aim of defining the gold and silver ounces in this deposit and including them in the project’s economic assessment. The feasibility study will conclude when this information is obtained.

The Company is currently awaiting approval of the conversion of its core El Dorado claim from an Exploration License to an Exploitation Concession, the granting of which conveys to the Company a permit to construct and operate a mine. Mine development activities can not proceed until such time as the Exploitation Concession is granted. If and when the Company decides to commence development activities at El Dorado, additional financing will be required.

Pacific Rim intends to continue its exploration work and social and environmental initiatives at its remaining exploration projects during the coming quarter. Surface mapping and sampling will proceed at the Zamora project in an effort to delineate on surface the sizeable low-sulfidation epithermal system identified there over the past year. The Company’s diplomatic efforts to reach an accord with the NGOs responsible for protests staged at the

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Santa Rita property will continue, though its exploration programs at Santa Rita will remain postponed for the time being. Social and environmental initiatives planned by the Company for the Santa Rita project area communities are a high priority of the Company and will proceed if, as and when practicable.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

National Instrument 43-101 Disclosure

Mr. William Gehlen, VP Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, which is independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource”, “inferred resource”, “proven reserve” and “probable reserve” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

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"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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